Exhibit 99.1

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

Robert E. Lamoureux Joins SR Telecom Board of Directors

MONTRÉAL, September 30, 2004 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that Mr. Robert E. Lamoureux has been elected to its Board of Directors.

"Mr. Lamoureux brings an extraordinary set of skills to our Board", said Lionel Hurtubise, Chairman of SR Telecom’s Board of Directors. "Bob extensive background in a range of financial services disciplines, as well as audit and corporate governance practice adds an important dimension to our team. His expertise will serve us very well as we drive the Company towards profitability and extend our presence in the global broadband fixed wireless marketplace."

Mr. Lamoureux’s business career includes over three decades with PricewaterhouseCoopers, where he was appointed partner in 1981. During his tenure, Mr. Lamoureux was engagement partner on a number of Canada's major corporations in both the manufacturing and financial services industries. He also led the firm’s Financial Services Internal Audit practice, and initiated and led PricewaterhouseCoopers’ national corporate governance practice. In 2001, Mr. Lamoureux joined the Institute of Corporate Directors (ICD), where he is currently a director, Chair of the Ontario Chapter and a member of its Communications and Membership committees. He is also Lead Director, Chair of the Audit Committee and a member of the Nomination and Governance Committee of Royal Group Technologies Ltd.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783